

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 7, 2006

Ms. Elaine Bennett, Chief Financial Officer
Miramar Mining Corporation
899 Harbourside Drive, Suite 300
North Vancouver, British Columbia
Canada V7P 3S1

> **Re: Miramar Mining Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 001-31436**

Dear Ms. Bennett:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005, and response dated October 27, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 15. Commitments and contingencies, page 72

1.   We note your response to comment 5 of our letter dated September 27, 2006 where you write: "…the occurrence of a confirming event [the January 2006 Notice of Confirmation from the CRA] that a liability had been incurred by Miramar was not determinable at December 31, 2005." It appears to us that the January 2006 Notice of Confirmation represents a subsequent event that provides additional evidence relating to conditions that existed at December 31, 2005. As such, a liability should be recorded for the contingent loss at December 31, 2005. Please revise your financial statements accordingly, or advise us why you do not believe such revision is required. Refer to CICA 3820.06 for additional guidance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne